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Payoneer

Conference Call

March 24, 2021

C O R P O R A T E P A R T I C I P A N T S

George Mihalos, Moderator, Cowen and Company

Scott Galit, Chief Executive Officer, Payoneer

Michael Levine, Chief Financial Officer, Payoneer

P R E S E N T A T I O N

Male Speaker

Members of the media are not invited to participate. Any publication, distribution, reproduction, posting, sharing or transmission of this information without the express permission of Cowen is expressly prohibited.

As a reminder, we are not interested in receiving, and you should not disclose, any confidential information. In the event that you inadvertently disclose such information, please notify us as soon as possible.

I’m now going to hand over to your host for today, George Mihalos. Over to you, George.

George Mihalos

Great, thank you, and welcome everyone to day one of the Cowen FinTech Virtual Bus Tour. Glad to have you with us, a jam-packed lineup.

We’re very happy to be leading off today with the Management team at Payoneer, and we do have with us CEO Scott Galit and CFO Michael Levine. Thank you both for being here today and for being available; a lot of interest, as you can imagine, in the Company.

A lot of themes I think we’re going to touch on that are going to be fairly repetitive throughout the course of the next two days: cross-border, digital wallets, democratization of money, a whole bunch of good stuff that I think are relevant.

One thing before we kick things off, I’m going to be moderating all the sessions today. To the extent you want to ask a question, and we certainly hope this is going to be a very interactive experience, please fire off an email to me at george.mihalos@cowen.com. It’s available on the screen. I will endeavor to ask your questions to the Management team.

I think, with that, we’re ready to kick things off. Again, Scott and Michael, thank you for being here, we very much appreciate it.

Michael Levine

Thanks, George.

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Scott Galit

Thanks so much for having us.

George Mihalos

Great, so why don’t we get started? Scott, Payoneer emphasizes, at the Company’s core, this two-sided network. On the one hand, you have the online platforms and marketplaces. On the other hand, the SMBs that need to get paid and you’re enabling services for. Just curious, at a high level, how do you link the plumbing between the two groups together, and how do you build awareness behind the two constituencies?

Scott Galit

Yes, sure. First for starters, I want to talk about the fact that actually, the two sides of our network and the way we approach it go beyond marketplaces and small business. It includes things like buyers and suppliers, and a way to think about it, maybe starting with a little bit of an abstract way to start, is that the world basically operates with two-sided networks. Commerce is two-sided. What has historically happened is that financial services typically have been provided to one side or another side, and that’s been particularly exaggerated in cross-border commerce, where there just haven’t been all that many ways to connect with one party, the buyers and suppliers, or a global marketplace and all of the small businesses that might be selling on them.

What Payoneer has done, essentially, is we’ve built this digital layer that actually covers the entire world. We’ve then integrated back, all over the world, into local clearing systems, lots of different ways of money coming in and money going out; we’ve built modern APIs around everything we do. What that means is essentially, it doesn’t matter whether Customer A is a large marketplace in the United States, Customer B is a small business in an emerging market, or Customer C might be a small business in a developed market. They’re all on this common Payoneer infrastructure, and when they’re in that infrastructure, Payoneer is able to make money move around the world instantly, anywhere in the world, in a trusted, compliant environment, where we’ve actually brought those customers on.

As a result, we enable a customer to connect once to Payoneer, and it doesn’t matter whether it’s on the payable side or the receivable side, they get the entire world. Then, because we’re connected back into all of the incumbent and legacy infrastructure, they get interoperability back with wherever they ultimately need to hold money and use money back in their traditional day-to-day accounts and their business.

The way this all started was actually working with a large marketplace that needed to pay small business sellers around the world that were doing coding. All of a sudden, we had small businesses in emerging markets that, in a digital world, had all of these opportunities to now sell around the world, but didn’t have an easy way to get paid. What we gave them was a relationship with Payoneer where we actually made it possible for them to get paid anywhere in the world, as if they were local, where they were actually selling, as opposed to having to try to figure out how to navigate the complexity of all those payments.

At the same time, we created this great value for the marketplace that, just with one API connection to us, literally have the entire world covered; they didn’t need to deal with all of the complexity of figuring out how to onboard, communicate with, manage payments to all those sellers around the world. It’s really, with the brand Payoneer, it’s been this virtuous cycle ever since, where one side brings the other, that other side then brings more buyers, which then brings more sellers. All of this is continued over and over again on our platform over the years, bringing us to more geographies, more vertical markets, more partners and more customers around the world.

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George Mihalos

That’s very helpful. Appreciate that intro. I know you’ve touched on it, but taking a step back, thinking about the competitive landscape in payments, all the different participants, why can’t the needs of these merchants be met by existing payment networks? Obviously we’ve got banks, and those have been challenged for a while, other global digital wallets that have emerged and seem to be focusing on cross-border; what is the differentiation for Payoneer to be able to service that underserved market?

Scott Galit

Yes, so there’s a few things that I think are really important to mention here. First is that we really are the only true global B2B provider that focuses on B2B, focuses on cross-border, and that really covers the whole world. There’s really nobody else who’s just like that.

What we end up with, kind of going through some of the types of companies that you talked about, or types of incumbents that you talked about, there’s tens of trillions of dollars that move around the world every year in B2B, cross-border activity. The vast majority of the way that moves around the world is wires, and wires, really, have fundamentally been geared towards a payer. It’s typically been a payer working with a bank through a legacy and cumbersome type of process.

Really one of the main innovations that we brought to this was actually taking a page more out of the way consumer payments have evolved in a digital world, which is, you’ll see that the consumers want to buy where they are; they want to buy with the payment methods that they’re comfortable with and familiar with, they want to buy in their currency, and they want to buy locally. In B2B, that just hasn’t existed (audio interference) in consumer payments, but it doesn’t exist in B2B.

What we’ve done is essentially now made it possible for exporters, for sellers of goods and services, to now be local wherever they’re trading around the world. That really was a pioneering innovation that, again, made it possible to shrink the whole world, make a small business in particular. If you think about—going back to why is this needed, for anybody that’s here, I imagine if you went into your local bank, even here in the United States, and said, “I would like to sell in Asia. Can you help me figure out how I’m going to get paid for my sales in Asia so it can be local, convenient, efficient?” I would not expect that you’re going to get a very satisfactory response, even from the biggest banks here in the United States.

Now imagine you’re a small business owner, and now imagine you’re a small business owner in a developing market. Really, what we’ve done is democratized access to these really sophisticated services, making the whole world accessible through a single connection in Payoneer, regardless of where you are in the world and regardless of where you’re selling around the world. There’s just nobody else who’s done that.

George Mihalos

Perfect.

Michael Levine

I want to (cross-talking).

George Mihalos

I’m sorry, go ahead.

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Michael Levine

I’d just round that out by talking about that, ultimately, it’s really that commerce enablement. We’re really trying to figure out—not necessarily just limited to a payment, but what is the challenge that these customers are having with growth in general. Our solutions are really meant to foster that growth and make it easier.

Tying that to your first question about the uniqueness of our platform, because we sit in the middle between both sides, which is unique—usually you see some businesses that are focused on either the SMB side or on the enterprise side with marketplaces—for us, we’re dealing with both and we get to see the friction. Ultimately, we’re a problem solver, creating those solutions, but we have a better vantage point than most to see where that friction is, and to create those solutions that, ultimately, will help those companies grow from both sides.

George Mihalos

Perfect. One more competitive question and then I want to dig in to, again, the real world transaction and how some of those specifics might work. But when we look at someone like PayPal’s Hyperwallet, which is obviously a competitor, and more often than not, these solutions are both offered on an existing online platform as a payment mechanism. How do you win, going up against some of these other providers that have an array of other features tied into, for example, the PayPal ecosystem, and is there a way to think about a win rate, if you will, on an existing platform?

Scott Galit

Yes, sure. First starting with Hyperwallet, they actually have very, very little overlap with us in practice. Hyperwallet, unlike us, really is geared as a one-sided solution. It’s really geared as a payout platform for a marketplace or platform business. In the vertical markets that we focus on, they have very, very little presence; so very little presence in e-commerce, very little presence with the large digital services businesses, very little presence, again, across many of the categories that we focus on. It really is, again, a one-sided offering.

Interestingly, the first marketplace that we were on, I mentioned this one a few minutes ago with the services marketplace paying suppliers. PayPal as a payment method was there on that marketplace and platform before we actually were ever added. This goes back to 15 years ago with the first marketplace that we joined. Payoneer, from the very beginning, has competed against things like wires, checks, PayPal. PayPal has been relevant for small transaction sizes, as I talked, consumer transaction type flows where the price structure that they have, which is again geared around consumer credit card type pricing, is tolerable, where in B2B, it’s not surprising that the card schemes aren’t so penetrated in real B2B. You’re not going to accept a credit card for payment on a container of goods that are getting shipped.

PayPal is very much in that same bucket. That’s really where Payoneer came into existence, was to actually address those kind of gaps. That two-sided nature of what we do really has actually given us… We are the leading provider in all of the market segments that we operate in; we take share over time, so that services marketplace that I touched on, for example, we’ve taken over more and more elements of their payment flows over time, not less, as they’ve grown and as we’ve grown. That’s very, very typical, and it’s actually not all that common that a Hyperwallet, in particular, would be side-by-side with us.

George Mihalos

Understood. Just curious; how long does it take—maybe this isn’t a relevant question, but how long does it take to reach maturity, if you will, on an existing platform? When does that peak for you guys?

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Scott Galit

Yes, it’s a great question, and it really can vary. I mean, sometimes, like some of the marketplaces that you’re aware of, sometimes it’s been like a light switch got flipped, where basically everything migrated over in a relatively short amount of time. I would say more often than not what happens is, we are added as a payment option. They might have wires, checks, some other things; they’ll add Payoneer. Our penetration actually grows with time.

Actually, the most common situation is that existing Payoneer customers already went to that marketplace or platform and said “Please add Payoneer”, and when Payoneer is added, there’s actually already pent-up demand from existing Payoneer customers to link their Payoneer accounts on this new node on the Payoneer network. That actually, usually, will have some accelerated penetration right away, and then over time, we tend to take more and more share, over time, from those marketplaces and platforms on their activity.

George Mihalos

Okay, that makes sense. I wanted to ask, just going back to the mechanics of a typical transaction, so let’s say someone goes, via Amazon, the marketplace, they buy something. That merchant is in Thailand; dollars are nice, but he wants to get paid in baht. Walk us through exactly how that transaction works, from the perspective of that Thai merchant, and how they get paid?

Scott Galit

Yes, absolutely. I’m going to give a general approach, so if there’s more details on any specific situations you’d like to go through, happy to do that. Usually the way this works is that—again, if we’re talking about marketplaces and platforms, and I know we’ll talk about B2B in a little while, but usually marketplaces or platforms, the buyers are buying in their home currency and in their home market. With an Amazon, if it’s amazon.com in the U.S., it’s a consumer in the U.S. buying in dollars from Amazon. If it’s Amazon in the U.K., it’ll be a consumer buying in pounds in the U.K. from Amazon in the U.K. As a result, Amazon owes either dollars, in the case of .com in the U.S., or pounds, in the case of Amazon in the U.K., to that Thai merchant.

What Amazon does is they actually send that merchant the exact amount that they owe, in dollars and in pounds. What Payoneer does is we actually receive those payments on behalf of that Thai merchant who is signed up with Payoneer and uses a Payoneer global multi-currency account. They receive those funds, in dollars in the U.S., and in pounds in the U.K. We now are holding dollars and pounds for that Thai merchant. That Thai merchant then has a variety of things that they can do with that money. If they need to pay suppliers, they can actually pay suppliers through our platform; if they need to pay VAT, they can actually pay VAT through our platform. If they need to buy advertising to promote their business, they can actually use our commercial card to buy advertising; there’s a lot of services that we provide.

But whatever is left that they want to repatriate into Thai baht, at Payoneer we also have a bank relationship in Thailand where we’re connected into the local clearing system in Thailand. We tell that Thai merchant, “Here’s how much.” They say, “I would like to take this amount of Thai baht.” We tell them how much we’re going to take out of their dollars or pounds, and we then deliver the Thai baht through the local clearing system in Thailand, in the exact amount that we told them that they were going to receive.

Essentially, it takes what used to be cross-border transactions and actually makes them local on both sides, because we’re connected into local clearing systems in 100+ markets around the world.

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George Mihalos

Understood.

Michael Levine

George, just to add to that and help investors understand, even to get to that stage, basically the seller is making the decision to sign up for a Payoneer account, and they’re giving those payment instructions to Amazon in that case, that marketplace, or it could be any other marketplace. Just to put it into the context so investors understand, the decision as to how to get that payment is being driven by the small business telling Amazon, “I want to send money”, effectively, “to my Payoneer account”, effectively through, “Here are my bank credentials.”

George Mihalos

How long does it take for that transaction to clear on the part of the merchant? When does he actually have money in his bank account?

Scott Galit

Money in a Payoneer account can be instant when it’s a payer that’s a Payoneer customer paying a small business as a Payoneer customer, and that’s actually our most common use case. Then, it depends on the local clearing system. We actually have multiple ways of settling and we’re not only connected into local clearing systems in over 100 markets, we actually have redundancy in more than 100 markets. But I’ll give you a couple of examples of how this works.

In markets like in China, and markets where there’s real-time payments, the delivery will be essentially real-time. In markets where it isn’t even real-time, in a number of cases, we actually have something we announced last year called Payoneer for Banks. What we’re actually doing is partnering with banks and actually enabling them to integrate Payoneer into their online banking and mobile platforms. As part of that, the bank can actually, 24 hours a day, seven days a week, actually initiate a real-time withdrawal out of any of the Payoneer balances, into the local currency balance. That’s another way we’ve created a proprietary, real-time capability for customers.

But then if neither one of those exists, either we don’t have that Payoneer for Banks partnership, or if the real-time clearing system doesn’t exist, then it will be as fast as the local clearing system will accommodate, which again can be anywhere from same-day to, in some cases, next-day or even a couple days, although that gets to be less and less common at this point, that it’s a couple or a few days out.

George Mihalos

Okay, that’s helpful. Just wanted to ask, from a revenue generation perspective, obviously there’s core transaction fees, but are there any other fees, whether it’s related to SaaS, or product fees on a platform, float income, anything else we should be thinking about from a monetization standpoint?

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Scott Galit

Yes, I’ll start briefly and Michael will obviously pick up. There are other fees; they’re a relatively small part of the overall fee mix. Some of them we’re exploring more actively around subscription fees and things like that, but again, at this point it’s a relatively small part. Michael, if you want to…?

Michael Levine

Yes, I would say, at this point, predominantly core. We recently announced our digital purchasing card, our commercial card, that will continue to support increasing economics that will continue to diversify our revenue streams, but that should be additive.

George Mihalos

Perfect. I’ll get back to that issuer push that you talked about, Michael, but there are a bunch of questions that have come in. I guess, to get it out of the way though, the standard crypto question, which is something we’ve been dealing with. What does cryptocurrency mean for your model going forward?

Scott Galit

Yes. Look, the good news is, Payoneer, we are fundamentally in the business of serving customers and helping them grow and deal with the opportunities and complexities of building and managing a business in a digital world. We are agnostic as it comes to settlement infrastructure, currencies; we have lots of ways of moving money. Regardless of whatever comes, we have the ability to connect to it, support it and leverage it.

As of now, we have not seen crypto as a really particularly viable transaction infrastructure. We have been seeing increased interest in it as an asset class and a store of value, so building on its presence there. It’s something we’ve obviously monitored and paid attention to for years at this point, and it’s something that we continue to take a closer look at, what’s the best way to help our customers who have, again, a broad set of needs for what they’re looking to do with their money as they’re managing their business around the world. We think there are opportunities for us in the crypto space.

But all of it, we think, is opportunity. At the end of the day, we don’t see all transactions in the world becoming, somehow, handled on some crypto ledger. We just don’t think that’s actually in the offing, and so we feel very good about our ability to add it in and make it additive as part of the broader value proposition that we offer to customers.

George Mihalos

Okay. A few more that have come in; I’ll ask these two together. The first is, how differentiated is Payoneer’s KYC functionality versus peers? Then, what allows Payoneer to price its cross-border money transfer services lower than its competition? Is that advantage sustainable?

Scott Galit

Sure. KYC, again, going back to the very beginning, we knew we wanted to support global activity—and this is before my time. We knew the idea at the beginning was, work with a marketplace and help them pay the world, and we’ve kind of, a little bit later, really started to figure out, “Wow, this small business activity all over the world is really, it’s just an extraordinary transformational change in what’s happening around the world.” But from the beginning, basically, we’ve been supporting the on-boarding of what is now millions and millions of small businesses all over the world, in emerging markets. We get over 300,000 applications in a typical month, from over 190 countries around the world, and we’ve been doing this for years. We have very, very good visibility into not just what it takes to know your customer, but to understand fraud patterns, to prevent fraud.

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Broadly speaking, the compliance and risk apparatus of Payoneer is a very, very important part of what we do. It actually is a real strategic advantage. There’s nothing trivial about trying to stand up some capability to onboard 100,000 small business owners in markets in South Asia and places like that, so it’s a real advantage. In some cases, we actually win partnerships because we will do the KYC that actually, our partners cannot. In some cases, it’s not just, again, the KYC; we have a program called Green Channel where we will actually work with a marketplace and introduce them to merchants around the world that are trusted merchants, because they have not just a hard time doing the KYC, they have a hard time assessing the risk that will be brought into their environment by these parties around the world that they don’t know.

Again, that’s where these two-sided networks really come into play. We’re able to bring a value proposition to a small business to give them access, and we’re able to bring a value proposition to these platforms where they actually now have more trust in who they’re actually working with.

In terms of the ability to settle, there are a couple of things that are really important to that. One is simply the way we’ve, again, kind of disaggregated these payment flows and made them local around the world, which allows us to actually create much more control over the actual end-to-end flows. Also, because we’re so global, we have two directional flows in many of the markets, and so we actually, again, are typically settling in bulk. That helps us do things like net inflows and outflows, in markets where we’re able to do that.

Then third, with the volumes that we have all over the world, we really are able to not just have, again, one relationship, but multiple relationships in local markets, where we actually have very, very low cost structure. Then even another dimension on top of that is, when I mentioned this Payoneer for Banks offering, most of the time, that’s a free settlement for us. Actually, when a bank partner is going to allow a shared customer to pull money out of their Payoneer balance and pull it into their local account, that’s typically a free transaction that we’re actually not even paying for at that point.

We really have done a lot to build this really unique global infrastructure that is a very, very low-cost infrastructure, and that is one of the contributors to the strength in transaction profit margins that you’ve been able to see over the years as our business has continued to grow.

George Mihalos

Okay, that’s very thorough. Some additional questions coming in. I’ll see how I’ll phrase this one. Can you talk a little bit, Scott and Michael, about recent large wins, or transactions with large marketplaces? I think there’s a specific entity that some people are talking about here, but maybe you can talk about some recent wins that might be sizable on the marketplace side?

Scott Galit

Yes, it’s great. Things are going really well all over the world, and part of what’s so exciting is that we see, really, a globalization of this whole marketplace and platform business model. We’ve recently signed deals with, for example, one of the top few biggest digital marketing platforms in the world based in Europe, that we’ve gone live with recently. We signed a partnership with a very large e-commerce marketplace based in the United States, to support a whole bunch of corridors for them. We’re going to roll out a partnership there.

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We have, really, super-interesting things that are happening in Asia, with some large social commerce platforms that are going live there. With our merchant services offering, we’re actually seeing a lot of really exciting opportunities. We went live, actually, with a large FinTech platform recently, based out of Europe, and we actually just recently signed a partnership with a large gaming platform, which is a different kind of company. There really are not payouts there. That’s actually a new type of platform business that we’re actually able to support now with merchant services.

We really are seeing momentum all over the world; it’s very global, and we continue to have lots and lots of exciting opportunities, and the whole business model of marketplaces and platforms continues to take more and more share in digital commerce around the world.

Michael Levine

I think, thematically, it all comes together. It’s what we were just talking about, that it’s not just economies of scale, but it’s the economies of scope and the fact that the reach that we have and the knowledge that we have on compliance and risk management are really important parts to those wins. It really creates uniqueness.

George Mihalos

On that point of marketplaces and the growth associated with that, just curious, can you talk a little bit about, from a marketplace concentration standpoint, just largest customers there? Then conversely, the largest cross-border corridors that Payoneer is servicing today?

Scott Galit

Yes. First, what I’d say is, in terms of marketplaces, there are two ways of thinking about it. One would be traditional concentration, and we actually don’t have what would be traditional concentration at this point, which would be a relationship where that marketplace generates over 10% of our revenues. We don’t have that in terms of a direct revenue-generating relationship. Again, the vast majority of our revenues that we generate are from our small business customers that are choosing Payoneer and working with us.

In terms of more broadly, though, the Amazon ecosystem is the biggest digital ecosystem around the world, and it’s the biggest ecosystem around cross-border. For us as well, we work with lots of small businesses around the world that sell on Amazon, so that would be the largest single ecosystem that we’re part of. In 2020, and this is not a number that we’re going to share on a regular basis, but to dimensionalize it; in 2020, the entire Amazon ecosystem, if you add up all of our small business customers around the world, represented in the high 20s of revenues as a percentage overall.

In terms of corridors, there’s, again, for us—to have in mind because we’re global and we touch both sides most of the time, there’s where is money going from and then where is kind of the exporter base and where’s it going to? The number one outbound market is the U.S.; Europe is second as, obviously, a group of countries; and not surprisingly, while we had—last year we had over 7,000 trade corridors, payments from over 150 countries to suppliers in over 190 countries, there was a concentration in the largest trading hubs in the world. You’ll see U.S., Europe, U.K., Australia, Japan, Canada, Hong Kong, Singapore, markets like that, that will be the bigger pools, but again, it’s very global. We have Middle East and Eastern Europe and all over.

Then on the seller side, Asia is the biggest market by quite a bit, with China being the single biggest export market that we work with. That would be the only market that’s over 10%; again, not something that we’re going to be going into on a regular basis, but last year, Greater China represented about 37% of our revenues overall, was customers coming from Greater China.

George Mihalos

That’s very helpful. A couple more questions coming in; I’ll go to this one. For your core customer, the cross-border marketplace supplier, is there an inevitable emergence of a single supplier for both cross-border payments, as well as for APAR needs? Could/should that be Payoneer?

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Scott Galit

Yes. I think it’s inevitable that customers—there’s some contradictory needs and wants that they express. On the one hand, they want concentrated providers that they basically can work with and focus on, and on the other hand, they talk about wanting flexibility as well. What we have seen from our customers is a tremendous interest in doing more and more of their activity with Payoneer. They view us as their partner; we actually are really, typically, their primary partner that is helping them actually grow their business. They are typically looking for us to do more for them, and we do, over time.

Now, well over two-thirds of our volume is actually with customers using Payoneer for more than one service. That’s something that we expect will continue, and Michael briefly touched on this before—I mean, we’re adding more services. We helped, for receivable side, for small businesses for a long time. Now we help them with getting into their accounts payable; we now are helping them with their procurement. We actually rolled out, for example, a partnership last year with Alibaba’s China platform, 1688, where you can actually source directly through your Payoneer account on that platform.

We’re doing more and more to actually help our customers with the entire ecosystem of what they actually are trying to do, whether it be VAT, paying suppliers, sourcing, buying advertising. We’re actually moving on the receivable side and on the payable side, for our customers. Whether we will end up being their local provider in markets, I think may be a bigger leap. In general, our expectation is that our customers are going to have a local bank that they’re going to work with in their local market for their most common local needs, and we really focus on helping them with the global aspects of what they’re doing. That’s really where we think we can provide so much unique value for our customers, that really helps them build, grow and succeed.

George Mihalos

Very helpful. Another question that came in, it looks like, if we look at your total TAM, it’s a single-digit percentage that you’re addressing right now. What are the actions that unlock a far greater amount of that TAM for Payoneer?

Scott Galit

Yes, and the exciting thing is that we already are starting to work on those. A couple of examples; with the services that we roll out, our goal, most of the time, is to add additional value for existing customers, and we really listen carefully to our customers and try to grow with them. But also, we very intentionally try to build them in a way to open up Payoneer to new sets of customers.

B2B is a really good example of this. We had customers that were selling on marketplaces, and marketplaces are amazing; it’s a really, really—in a digital world, a really important part of what’s happening in the digital economy, but it’s still going to be a small part of the overall realm of B2B commerce. Our customers, many of them were selling on marketplaces, but also selling B2B wholesale. They asked us whether—since we were already helping them with their global payments, if we could help them with their B2B transactions. We leveraged that KYC, that risk infrastructure, that global banking infrastructure and that two-sided platform that we’ve built, to open up the ability for B2B trade between buyers and suppliers around the world.

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But once we did that, we then had more value with those customers, but then we had opened ourselves up into this entire new realm of addressable opportunity, which is off-marketplace B2B trade. What we’ve seen is, what we built is just better than sending wires around the world and having to figure out how to deal with all of that. We’ve built a way to make it possible that you’re local where the buyer is, it’s a local payment for the buyer in a very convenient way, and it’s just better. Now we’re seeing a lot of momentum, and that’s why, last year, that growth accelerated even as it’s getting bigger, with volume growth over 140% year-over-year last year in what is a bigger addressable universe than even Marketplace Payments is.

Then, when we get into working capital, what’s so exciting for us there—working capital is just massive friction for small businesses anywhere in the world. World Bank has estimated that it’s literally trillions of dollars of unmet working capital need for just small businesses in emerging markets. With our data, our relationships, the two sides of the network, we know how much our customers are getting, where they’re getting it from, with what frequency and consistency; so we built these machine learning models.

But that’s not just relevant for a cross-border seller. What we’ve seen actually is that small businesses, that might be a marketplace seller in the U.S., for example, they have, again, a very hard time getting access to the capital they need, and then add the fact that it’s a digital business with new types of business models, it’s even harder for traditional lenders to understand how to address that. We’re just in this great position.

Now, we are able to do it, generate ad valorem value for us and a real valuable service for existing customers, but then we actually have a really valuable offering for new customers. Then we introduce our card product to help, now, those customers buy advertising or pay suppliers, and now that same domestic supplier that never was relevant for us in cross-border payments on the receivable side, they actually might use us for working capital, they might use our card product to actually, now, pay suppliers, domestically, or buy advertising.

Now there’s a whole range of other services that we can provide for them, as well as, again, more value for existing customers. Step by step, we’ve really been opening ourselves up, really to the whole universe of global digital commerce, and merchant services takes that even to the next level, for our customers that sell directly to consumers in an omnichannel basis, not just on marketplaces, not just B2B. We have customers that are doing that.

Then as I mentioned, like the gaming platform, it’s a whole new set of customers now that we’re able to support and serve, with really highly tailored digital solutions that really help them grow their business.

Michael Levine

George, I think to augment what’s Scott’s saying and tie it in from a financial perspective and help investors think of it that way, Scott mentioned before that we’ve been EBITDA-positive since 2012, every year. Part of it is, we’ve really focused on investing back and building the platform, and our growth has been reflective of that. But we see ourselves in a different position now, where there’s such a big opportunity, we’re going to even accelerate investment that much more, for this year and next year, inside sales and marketing and product delivery and development. We’re really excited to press on the accelerator and try to put more daylight between us and everybody else.

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I think that also will be a big factor in long-term growth as the acceleration of incremental investment, specifically on really trying to get a larger share of wallet by adding more products and services for existing customers, but also a way to attract new customers.

George Mihalos

Michael, you touched on it. Adding new services, there are a number of different things you’re doing. Certainly, the issuing product; you talked about working capital and the like. I’m just curious, is one ahead of the others in terms of moving the needle? Then maybe you can delve a little bit more into what you’re doing on the issuing side. It is self-issuing, you are in control of that card product, right?

Michael Levine

Yes, I’ll address the first part of the question and I’ll leave it to Scott to talk more on the details on the commercial card opportunity. I’d say we have a mix of different revenue drivers, some that will have more of a shorter-term impact, some that are longer-term; that’s sort of the portfolio opportunity that we have.

Commercial card we announced recently. That’ll ramp up through this year and next year. Things like the opportunities and the giant TAMs, again, tying some of these questions together, the giant TAMs that we have in working capital, in merchant services and other new initiatives that we’ve launched over the last couple years, those are multiyear building projects that have a giant opportunity, but from a revenue standpoint, won’t really materially add significant numbers to the top line in the next year or two, but will start ramping up pretty quickly after that. That gives us that long-term trajectory.

They will actually require a lot of investment, and that was to the point I was making before about accelerating investments in merchant services, as an example, one area that we’re really excited about, working capital and other areas. I think from that perspective, we’re building to both drive growth now, and we’re forecasting 25% growth this year to next year, both in terms of revenue and transaction profit. But really, to lay the groundwork for both long-term top line growth, as well as long-term profitability growth as well.

Scott Galit

Yes, and that’s part of what’s exciting, to build on what Michael was talking about. The ’21 and ’22 growth rates are really driven by our marketplace ecosystem, so marketplaces and marketplace sellers, as well as B2B, both of which really are already operating at a good amount of scale with a lot of momentum, and still tremendous opportunities in both.

In B2B in particular, we’re just so close to the beginning of that opportunity, but it’s already big enough that it actually contributes to our growth rate overall. Those are really the drivers, in ’21 and ’22, of our top line, with B2B, again, out of the newer parts of our business, being the one that’s kind of—that was the first investment. We’ve gotten that to scale, we’ve proven our ability to cross-sell to existing customers, we’ve proven our ability to open up to new types of customers, and now ramp another material contributor to growth.

These other ones, as Michael touched on, with commercial card, merchant services, working capital, are laying the groundwork for continued accelerating growth in the future, but they’ll be more contributors as we get into ’23 and beyond. Certainly, we think there’s some upside opportunity, even as we go through the next couple years as a result of some of the work that we’re doing. But B2B is now the one that, again, we invested in that a bit earlier; it’s now at a big enough scale that the growth of that actually starts to matter.

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George Mihalos

Okay. Just to be clear, those new initiatives around working capital and issuer, those are longer-term. They’re not baked into the 25% growth you’re looking at over the next couple of years?

Scott Galit

They’re included.

Michael Levine

It’s baked in, because it’s a small percentage, yes.

George Mihalos

Okay, okay. One other question I want to make sure we’re getting, because we’ve had a couple guys reach out on it. Just thinking about the take rate, obviously that came in, 19 to 20, but at the same time, the transaction profit margin, I think, actually improved. Michael, maybe you can walk us through what’s going on there and how we should be thinking about the take rate going forward?

Michael Levine

Sure. It’s a question we get a lot. What we try to explain is that there are a number of different components to take rate. A lot of times it’s a logical question. People want to understand, are you in control of pricing, or is somebody else in control of pricing? The reality is, obviously there is a component of competitive pricing, but it’s a relatively small portion of the change in take rate. When we really look at, why did take rates change? On a blended basis, we’ve seen them come down over time, but really, it’s a mix shift. One example, and one of the lead drivers is, as we’ve moved to larger customers, part of the whole business model was to try to bring more volume onto the platform. As we bring more customers and try to bring more of their volume, we have tiered pricing, so the larger the customer, the lower their overall pricing. As we move more upscale to larger customers, that will have an effect on the take rate.

I’ll mention a few of the other components. Obviously, vertical mix; we saw, during the pandemic, e-commerce taking a rocket ship, really growing tremendously quickly. But on the flipside, what was historically a higher take rate, travel, had a hit, especially international travel, so that was a headwind.

When we look at all these components together, what we see is that the mix shift really changes as opposed to—it wasn’t primarily driven by pricing decisions, but more of the mix shift. You’ll see, from ’19 to ’20, we did make some pricing investments. The good thing is that those investments are behind us, so as we get through the first quarter which isn’t a clear apples-to-apples because there were some—some of those pricing investments happened mid-first quarter of last year. When we look at Q1 to Q1, it’s not a 100% apples-to-apples. Once we get out of that, that will wash clear as we get into Q2 and beyond, for this year, just to set expectations.

What you’ll see is that, when you look at our forecast, the change in take rate is actually moderating. It is basically halving this year in terms of what that rate of change is compared to the previous year, and next year is forecasted to again, half of what it would be this year, in terms of the change in take rate. But what you see on the flipside, again, validating the mix shift, is that the profit margins maintain those very strong—we have 72% forecasted transaction profit margins. Those stay consistent even as the blended take rate continues to moderately come down a bit. Margins really continue to stay at 72%, so very strong.

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Scott Galit

Just to amplify a touch more on that, because I think it’s very important. Within each of the categories, when we talk about mix shift, the vast majority of that take rate change overall is the change in composition of the mix, not within each of those items, there being massive changes. For example, Michael touched on travel. Not only did international travel actually go away, largely; when travel started to come back, it was largely domestic. As a result, we started to see an increase in travel volume, but it was a very, very low take rate on that volume. Now, there is integrity with that pricing, meaning it’s profitable volume, but it’s very, very low take rate.

That doesn’t mean… The blended take rate changed a lot, because the overall composition of our mix changed, but it didn’t mean that everything else that was part of the blended take rate had changed, it just meant there was this additional layer of domestic growth that actually grew faster than we expected, which has the effect of reducing that blended take rate. We do continue to expect to see larger customers growing as a percentage of our business overall. The take rate for those is lower on average than for smaller customers, and so that is a trend that will continue. But some of those other moves with the mix are now not going to be changing as much going forward.

Michael Levine

That’s why, when I talk to investors, I really try to have them focus on what the output is, and the output is, what is your variable profit? That’s our transaction profit, and that’s growing at 25% both this year and next year.

Scott Galit

Yes.

George Mihalos

That’s very helpful. I know we’re coming up on time, so I want to squeeze one or two more in if we can. I guess the next one would be, just on the regulatory side, anything we need to look at? Who are the regulators you’re dealing with most intently? Just kind of how that ecosystem plays out.

Scott Galit

Yes, great question. In general, the regulatory environment continues to be somewhat complex and variable, when we think just about digital everything. The way we’ve talked about is, we’re still in the relatively early days of a massive transformation in, really, how the whole world does business and how the whole world engages. Regulators tend to be trailing, not leading on that. We see that coming with things like consumer privacy; we see it coming with things like data security; we see it coming with taxation, as something that, in a digital world, is trailing. Then you see it’s coming around financial regulation as well, with things like KYC, but then also regulators looking to have visibility over a certain activity.

We’re regulated in a number of markets around the world. We actually have a team that works all over the world to maintain our relationships with regulators. I’d say the biggest changes around the world over the last few years, from a regulatory perspective, have been in Europe. I’d say they’ve been actually the most kind of proactive in driving things like GDPR and PSD2, and it’s been a very significant investment there, with Brexit also. We’ve actually opened up, last year, a new entity in Ireland. We’re in the process of working on a license in Singapore. We actually are in the process, we have a joint venture in China that we’re working to explore a local license there, as part of expanding the scope of what we’re able to do there.

There’s a lot of activity around the world, and we consistently engage with regulators around the world, and it’s critical to enabling us to do what we do.

George Mihalos

One question on that; obviously, that introduces more complexity in the ecosystem and in the model. Longer-term, PSD2, those types of initiatives, are those beneficial for Payoneer in terms of perhaps widening the moat, if you will, relative to new competitors?

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Scott Galit

Yes, for sure, compared to new competitors. We’ve seen that for a long time. It goes back to compliance, risk management, regulatory strengths. The way we’ve always thought of ourselves is half Silicon Valley tech company, half regulated financial institution, and we try to build both together at the same pace. That really has been a big strength for us, and it really is an advantage.

I think in general, we think over time, there certainly will be other large sophisticated players that will have an ability to actually navigate regulatory complexity in markets around the world, but it’s not going to be trivial for smaller folks to be able to do that and break in. I think those do become barriers to some extent as we keep going here. They already are, but I think they will continue to become a bigger barrier over time.

George Mihalos

Okay. Just last question for me; when we tend to think about the growth of marketplaces, and obviously the outsized growth that we see from there, at least personally, I tend to think of it as more of U.S.-wise, but obviously, you’re seeing these proliferate all over the globe. Kupang is probably another example.

Do you foresee the same kind of growth from these newer marketplaces, these more international marketplaces, compared to what you’ve seen on the U.S.-domiciled ones?

Scott Galit

Absolutely. It’s fascinating what Amazon has taught the world, and it’s possible someone, what they learned from Alibaba before that in certain things. But first they taught the world that you want to be the destination where consumers go to start their shopping, and in order to do that, you need a really broad selection of merchandise. In order to do that, it’s very hard to do it on an inventory basis. Basically, the idea of being a marketplace is something that really has been a tremendous change in how merchants around the world think about how they go to market and what they’re trying to do.

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Really, we work with marketplaces—Africa, Latin America, South Asia, Eastern Europe, Western Europe, any market that you can think of, Middle East, all over. The next thing that Amazon started to show the world more recently is this convergence of advertising and commerce. Part of what’s so interesting is we’re actually now seeing a whole another leg of growth in this business model around what used to be more advertising-driven consumer platforms that now recognize that, actually, whether they ever really intended to be a merchant or not, that they need to figure out a way in order to protect their advertising revenues, how to more closely connect advertising and transactions.

This is a global phenomenon that we’re seeing as well, this whole shift to social commerce, more platform-centric commerce. We’re actually working with a lot of companies around the world now, in actually helping them with their initiatives to go from being more of a consumer advertising platform to actually now building commerce into their infrastructure. It’s a really exciting trend that we think will be—again, we’re still really early days in how all of this is actually coming together. I think you’re going to see consumers buying where they spend time, and you’re going to see companies that have eyeballs, looking to actually find more and more ways of actually delivering relevant content and value, whether it be to advertisers, to consumers or both.

We really, again, are in a unique position to help all the way around. It’s a very global phenomenon and something that we’re really excited about.

Michael Levine

Just to add another dimension to it, and it’s a point I bring up with investors, is that we have natural diversification. You can have some people who believe Corridor X is going to be the next thing or Corridor Y, or Region X or Region Y.

For us, because we’re already, for the most part, covering the world, wherever the world’s going to grow, we’re for the most part already there and we’re there to support it. That’s the nice thing about our business, is that we’re not centric in this or that; we really can go to where the funds are going to go, or where the commerce is going to go, Gretzky-esque, go to where the commerce is going to go in the future. We’re already there.

George Mihalos

That’s really exciting stuff, and we appreciate that overview. I think we’re going to have to leave it there. Scott, Michael, can’t thank you enough for your time this morning, this afternoon.

Michael Levine

You bet.

George Mihalos

Appreciate it, and looking forward to working with you.

Scott Galit

Yes, thanks so much, George. Good to see you.

Michael Levine

Thank you, everybody.

George Mihalos

Take care, guys, thank you.

Scott Galit

Bye.

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Important Information and Where to Find It

In connection with the definitive agreement and plan of reorganization (the “Reorganization”) between Payoneer Inc. (“Payoneer”) and FTAC Olympus Acquisition Corp. (“FTOC”), New Starship Parent Inc. (“New Starship”) filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement / prospectus on February 16, 2021 and will mail a definitive proxy statement / prospectus and other relevant documentation to FTOC stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTOC stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTOC and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTOC stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in these materials under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Prospectus dated August 25, 2020 filed with the SEC on August 26, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests are set forth in the proxy statement/ prospectus filed with the SEC on February 16, 2021. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

These materials are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.